Exhibit 21.1

Significant Subsidiaries

Name	State of Jurisdiction of Organization

EMC (Benelux) B.V.	Netherlands

EMC International Company	Ireland

EMC Information Systems International	Ireland

EMC International US Holdings	Delaware

VMware, Inc.	Delaware